SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

MediaAlpha, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
58450V104
(CUSIP Number)
Eugene Nonko
O.N.E. Holdings, LLC
700 South Flower Street, Suite 640
Los Angeles, California 90017
(213) 316-6256
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS Eugene Nonko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,408,833**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER **
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,408,833**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*    The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**    Represents (i) 438,782 shares of Class A Common Stock (as defined below) directly owned by Eugene Nonko and (ii) 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock) owned by O.N.E. Holdings, LLC. Determination of the percentage beneficial ownership of the Reporting Person is based on 43,109,936 shares of Class A Common Stock reported to be outstanding as of October 31, 2022, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2022.

CUSIP No. 58450V104

1	NAMES OF REPORTING PERSONS O.N.E. Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) *
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,970,051**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,970,051**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,970,051**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*    The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**    Represents 3,970,051 shares of Class B Common Stock (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage of beneficial ownership of the Reporting Person is based on 43,109,936 shares of Class A Common Stock reported to be outstanding as of October 31, 2022, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 filed with the SEC on November 4, 2022.

SCHEDULE 13D
This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2021 as previously amended by the Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on June 23, 2022 (collectively, the “Schedule 13D”) jointly by (i) Eugene Nonko and (ii) O.N.E. Holdings, LLC, a Washington limited liability company (“O.N.E. Holdings”) relating to the shares of Common Stock, par value $0.01 (the “Class A Common Stock”), of MediaAlpha, Inc., a Delaware corporation (“MediaAlpha”). The foregoing entity and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 2 amends the Schedule 13D as specifically set forth herein and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Responses to each item of the Schedule 13D, as amended by this Amendment No. 2, are incorporated by reference into the responses to each other item, as applicable.

Item 5.    Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)The Reporting Persons may be deemed to beneficially own in the aggregate 4,408,833 shares of Class A Common Stock, representing approximately 10.2% of MediaAlpha’s outstanding shares of Class A Common Stock. The percentages of beneficial ownership in this Statement are based on 43,109,936 shares of Class A Common Stock reported to be outstanding as of October 31, 2022, as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2022 filed with the SEC on November 4, 2022.
(b)Eugene Nonko beneficially owns and has sole voting and dispositive power over 4,408,833 shares of Class A Common Stock, comprised of (i) 438,782 shares of Class A Common Stock directly owned by Mr. Nonko and (ii) 3,970,051 shares of Class B Common Stock owned by O.N.E. Holdings (which, along with corresponding Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock).

By virtue of his position as Manager of O.N.E. Holdings, Mr. Nonko may be deemed to have sole power to vote and dispose of the shares of Class A Common Stock reported owned by O.N.E. Holdings.
(c)Between July 30, 2022 and November 15, 2022, Mr. Nonko acquired an aggregate of 342,881 shares of Class A Common Stock upon the vesting of restricted stock units, as follows:

Vesting Date	Shares Acquired
7/30/2022	153,147
8/15/2022	18,294
10/30/2022	153,146
11/15/2022	18,294

All of the above shares of Class A Common Stock acquired by Mr. Nonko from the Company were acquired in transactions exempt from Section 16(b) pursuant to Rule 16b-3(d) under the Securities Exchange Act of 1934, as amended.

On November 15, 2022, Mr. Nonko (a) transferred 292,209 shares of Class A Common Stock to The Nonko Family GST Trust, an irrevocable trust for the benefit of Mr. Nonko’s spouse and children, and (b) transferred 292,209 shares of Class A Common Stock to the Olga Nonko Trust, an irrevocable trust for the benefit of Mr. Nonko and their children. Such shares were transferred by Mr. Nonko to satisfy indebtedness of Mr. Nonko to The Nonko Family GST Trust and the Olga Nonko Trust in the amounts of $4.3 million and $4.3 million, respectively, with the numbers of shares determined by averaging the high and low sales prices of the Class A Common Stock as reported by the New York Stock Exchange on November 15, 2022. Following such transfers, neither Mr. Nonko nor his spouse has any voting or dispositive power with respect to the shares of Class A Common Stock so transferred.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.
(e)Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

As of the date of this Statement, 19,160,810 shares of Class A Common Stock and 18,464,796 shares of Class B Common Stock are beneficially owned by parties to the Stockholders Agreement that have agreed to vote in favor of each other’s designations to the Board.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of: November 18, 2022

By:	/s/ Eugene Nonko
Name:	Eugene Nonko

By: O.N.E. Holdings, LLC

By:	/s/ Eugene Nonko
Name:	Eugene Nonko
Title:	Manager